Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA91607

jkushner@thekushneroffices.com

July 5, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	A La Carte Charts Corporation

Registration Statement on Form S-1

Filed June 2nd, 2017

File No. 333-218440

Dear Mr. Burr:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of A La Carte Charts Corp., a Delaware corporation (the “Company”). On behalf of the Company, we are responding to the letter of comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2017 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 1 to Form S-1 (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Prospectus Cover Page

1.	Staff Comment: It appears that the shares being offered by the selling shareholders is an indirect primary offering “by or on behalf of the registrant” for purposes of Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering “at the market,” please revise the cover page and “The Offering,” “Determination of Offering Price,” “Selling Shareholder Sales,” “Plan of Distribution,” and “Selling Shareholders” sections to state that the selling shareholders will offer their shares of common stock for a fixed price of $2.50 for the duration of the offering. Please also clarify that the company will offer the shares at a fixed price for the duration of the offering.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure to state that the selling security holders will sell their shares at the fixed price for the duration of the offering. Please refer to the cover page as well as pages 3, 10, and 11 in the Amendment. Please further note that the company no longer intends to offer shares in the offering and all references in the disclosure relating to the company’s offering have been removed.

Risk Factors – Arbitration, page 9

2.	You refer to arbitration in a subscription agreement; however, you have not filed a subscription agreement as an exhibit. Please delete this risk factor or advise.

Company’s Response: We note the Staff’s comment and hereby acknowledge that the risk factor was included in error and has since been deleted from the disclosure in the Amendment.

Certain Relationships and Related Transactions, page 27

3.	Please provide the disclosure required by Item 404(c) and (d) of Regulation S-K, including the related party transactions between your promoter and A La Carte Charts, LLC. Please also file any related party transaction agreements as exhibits, as required by Item 601(b)(10)(i)(A) of Regulation S-K.

Company’s Response: Pursuant to the Staff’s request, the disclosure has been revised in the Amendment to comply with Item 404(c) and (d) of Regulation S-K. Please refer to pages 1, 2, 13, 15, 18, 21 and 27 in the Amendment for detailed discussion of all transactions that have either taken place or are expected to take place, from December 13, 2016 (the date of the change in control) through to today’s anticipated date of filing, July 5, 2017, in which the registrant was or is to be a participant, for amounts involved exceeding $120,000, and in which any related person had or will have a direct or indirect material interest. In conjunction with this disclosure, the Company has filed as exhibits to the Registration Statement certain software development contracts that further detail the nature and value of these transactions. In addition the Company has filed as an exhibit to the Registration Statement A La Carte Charts, LLC’s agreement with Tiber Creek, dated October 31, 2016.

Recent Sales of Unregistered Securities, page II-1

4.	We note in your Form D filed on May 12, 2017 that you made the first sale of your Regulation D offering on March 30, 2017. However, your disclosure on page II-1 reflects that from November 24 to December 19, 2016 you issued 920,000 shares of common stock for an aggregate consideration of $920. Please advise.

Company’s Response: The Company notes the Staff’s comment and has amended the Form D previously filed on May 12, 2017 and its disclosure in the Amendment to reflect the correct date of first sale of the Company’s Regulation D offering, as the March 30, 2017 date and the November 24, 2016 dates were disclosed in error. The date of first sale of the Regulation D offering was completed on December 19, 2016. Please refer to the Amended Form D filed on June 29, 2017, file number _____. Please also refer to the disclosure, pages F-19, F-22 and II-1 in the Amendment, wherein the Company has revised the disclosure to reaffirm the December 19, 2016 date as the first date of sale in the Regulation D offering. Please also refer to the Company’s transaction report, which has been provided as an Exhibit to the Registration Statement in the Amendment.

Exhibits, page II-3

5.	Please file your current certificate of incorporation and bylaws as exhibits. Please also re-file exhibits 10.1 and 10.2 in the proper searchable format. See Rules 301 and 304 of Regulation S-T. For guidance, refer to Regulation S-T Compliance and Disclosure Interpretation 118.01.

Company’s Response: Pursuant to the Staff’s request, the Company’s current certificate of incorporation and bylaws have been filed as exhibits to the Registration Statement. The Company has also re-filed exhibits 10.1 and 10.2 in proper searchable format, consistent with requirements of Rules 301 and 304 of Regulation S-T.

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Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincererly,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	David Meyers
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	Jkushner@thekushneroffices.com

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